UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of April 2010
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
INDEX TO EXHIBITS
EX-99.1
EX-99.2
EX-99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
     Wipro Limited (the “Company”) hereby furnishes the Securities and Exchange Commission with copies of the following documents concerning its public disclosures regarding its results of operations for the quarter ended March 31, 2010. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.
     On April 23, 2010, the Company announced its results of operations for the three months ended March 31, 2010. The Company issued a press release announcing its results under International Financial Reporting Standards (“IFRS”), a copy of which is attached to this Form 6-K as Item 1.
     On April 23, 2010, the Company held a press conference to announce its results. The presentation made by the Company at the press conference is attached to this Form 6-K as Item 2.
     The Company placed advertisements in certain Indian newspapers concerning its results of operations for the three months ended March 31, 2010 under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 3.
Forward-looking and Cautionary Statements
     In addition to historical information, the attached exhibits (the “Exhibits”) contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained therein represent the Company’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside the Company’s control. Such statements include, but are not limited to, statements regarding the Company’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
     The Company cautions readers that the forward-looking statements contained in the Exhibits are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in the Company’s earnings, revenue and profits, the Company’s ability to generate and manage growth, intense competition in IT services, the Company’s ability to maintain its cost advantage, wage increases in India, the Company’s ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, the Company’s ability to manage iits international operations, reduced demand for technology in the Company’s key focus areas, disruptions in telecommunication networks, the Company’s ability to successfully complete and integrate potential acquisitions, liability for damages on the Company’s service contracts, the success of the companies in which the Company makes strategic investments, the withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of the Company’s intellectual property, and general economic conditions affecting the Company’s business and industry. Additional risks that could affect the Company’s future operating results are more fully described in the Company’s other filings with the United States Securities and Exchange Commission, including, but not limited to, its Annual Reports on Form 20-F. These filings are available at www.sec.gov. The Company does not undertake to update any forward-looking statement that may be made from time to time by itself or on its behalf.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director

Dated: April 23, 2010

INDEX TO EXHIBITS
Item

1.	IFRS Press Release

2.	Presentation made by the Company at the Press Conference on April 23, 2010

3.	Form of Advertisement Placed in Indian Newspapers